COVER LETTER

Leonard E. Neilson
A PROFESSIONAL CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com
February 18, 2014

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	GEO JS Tech Group Corp.
Amendment No. 5 to
Form S-1 (Filed January 28, 2014)
SEC File No. 333-190941

Dear Mr. Reynolds:

In response to your letter dated February 7, 2014, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of GEO JS Tech Group Corp. (“GEO Tech” or the “Company”) and is based solely upon representations made and documents and information provided by the Company.  Amendment No. 5 to the Registration Statement on Form S-1 is being filed concurrently with this letter.  The Company has made certain changes to Amendment No. 5 in response to the Staff’s comments as described below in addition to updating applicable financial statements.

Business

Comment 1.
Please fully describe your screening operation to include all items under paragraph (b)(2) of Industry Guide 7 including the land rights associated with your four-acre staging location, permitting, water requirements, and tailings disposal. Additionally disclose your screening capacity and utilization.

Response to Comment 1:  Please note that we have revised the first paragraph under the “Business Strategy” heading on page 19 to clarify the patio used by the Company.  The Company does not have a “staging location” and reference to such has been deleted.  The patio location referred to consists of a rental property that is leased by GEO Iron Resources SA de CV,  and not the Company. No permits are required and no water is needed.  The Company does not have a screening operation and any tailings are sold as salvage. We have also added information regarding crushing capacity at the location.

Comment 2.
We note your response to comment 6 from our letter dated January 16, 2014. Considering you have not performed any exploration work on your property, please tell us the basis for certain statements in your property description disclosure such as “the property contains magnetite,” “up to 38.94% Wt% magnetic concentrate,” and disclosure regarding mineralogical work. In the case of historical work include statements indicating that you have not performed any verification of the historical work and discuss how the information was obtained.

Response to Comment 2:  We have removed the reference to “magnetic concentrate” in the first paragraph under the “Mineralization” subheading on page 23 and the reference to “percentage of magnetite” in the fourth paragraph under the subheading. The fourth paragraph also contains a representation that the Company has no performed any exploration work or verification of the historical work. We have also removed the “Sampling and Analysis” subheading and the two paragraphs thereunder.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
February 18, 2014

Comment 3.
We note your disclosure regarding ARCVIEW technology used to calculate the potential ferric, or iron, tonnage in the mine area. Please revise to remove references to contained tonnages or contained metals until you have defined a mineral reserve.

Response to Comment 3:  As referenced above, we have removed the “Sampling and Analysis” subheading and the two paragraphs thereunder on page 23 and deleted references to contained tonnages or contained metals.

Joint Ventures

Comment 4.
We note your disclosure that due to the highly unpredictable legal process in Mexico and there is no assurance that the process can be completed, you have recorded the payment of $ 100,000 to Geo Iron Resource as exploration cost. However, we note your statement that that you will reclassify this exploration expense to mining asset once the legal land title concession has been transferred to GEO Iron Resource. Considering uncertainty and recoverability not assured, you have recorded the payments as exploration cost. Reversal of such exploration expense and reclassification as an asset in the future period is not appropriate. Accordingly, please remove such disclosures.

Response to Comment 4:  We have removed the reference to reclassifying the exploration expense previously included at the end of the fifth paragraph under the “Joint Venture” heading on page 20.

Comment 5.
It appears that your “corporate lawyer” is providing an opinion in the sixth paragraph. Please clarify whether this disclosure is a statement by your counsel or the company. If the statement is not made by the company, please identify your counsel and provide a consent in an exhibit or in the legal opinion. See Rule 436(a) of the Securities Act and Item 601(b)(23) of Regulation S-K.

Response to Comment 5:  Please be advised that we have removed the reference to the Company’s corporate lawyer in connection with interpreting the joint venture agreements.  Management and its consultants have reviewed the agreements and believe that a monetary contribution is not required until the government grants the applicable environmental permits. Accordingly, we are not including as an exhibit an opinion from the Company’s corporate lawyer.

Comment 6.
We note your disclosure that legal title to the Marias property was previously transferred to Geo Iron Resource, but that you will have to deposit another $100,000 for the remaining 50% land title to the Marias property. Please clarify if you have full legal title to Maria’s property and include risk factor disclosure, as appropriate.

Response to Comment 6:  We have revised the fifth paragraph under the “Joint Venture” heading on page 20 to clarify that the Company will not have legal land title to the Marias property until the transfer is  approved by the Mexican government.  We have also added a new risk factor on page __ to discuss the uncertainty of the title transfer being finalized..

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For the fiscal year ended March 3, 2013 compared to the fiscal year ended March 31, 2012
Please be advised that the Company has updated its financial statements to include the three and nine-month periods ended December 31, 2013. Accordingly, the information under the “Results of Operations” heading on page 32 has been revised to reflect results through December 31, 2013, as has the information under the “Liquidity and Capital Resources” heading starting on page 33.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
February 18, 2014

Comment 7.
We note your response to prior comment 9 did not fully address the issues noted. Thus, we reissue our comment. You attribute the decrease in revenue from fiscal year 2012 to fiscal year 2013 to the decrease in iron mineral purchase volume in Mexico and the unfavorable price in iron mineral procurement. Please revise to quantify each of the factors and events attributable to the decrease in net revenues and cost of sales. Refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04 for further guidance.

Response to Comment 7:  In response to your comment we have revised the first three paragraphs following the table on page 33 under the MD& A section to discuss the issues of the decrease in iron mineral purchase volume and the unfavorable price in iron mineral procurement.  We have also added a new table following this discussion on page 33 to provide additional details to the issue.

Relationships and Related Party Transactions

Comment 8.
We note your revised disclosure in response to prior comment 10 and we partially reissue the comment. Please revise to provide the information required by Item 404(a)(5) of Regulation S-K for each of the relevant transactions. In this regard, we note you give the information on a comprehensive, rather than individual basis.

Response to Comment 8:  We have revised and added new disclosure starting with the fifth paragraph under the “Relationships and Related Party Transactions” heading on page 37 to provide the additional required detailed information for each relevant transaction on an individual, rather than comprehensive basis. We have also included information for both related and unrelated party transactions.

Financial Statements
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
(i) Revenue Recognition policy

Comment 9.
We note your response to prior comment 8 states that your customer has a right to reject the product delivered. Please expand your accounting policy for revenue recognition to describe the terms of such right of return and state whether all conditions under FASB ASC 605-15-25-1 are met when you recognize revenue from the sale of iron mineral.

Response to Comment 9:  Footnote 1(j) on page F-10 of the March 31, 2013 financial statements has been revised to expand the Company’s accounting policy for revenue recognition.

Interim Financial Statements for the Six Months Ended September 30, 2013 and 2012

Statements of Income and Comprehensive income for the Six Months Ended September 30, 2013 and 2012

Comment 10.
We note your response to prior comment 8. Considering the buyer has right to return or reject, it appears to us the price concession of $650,000 you have provided due to quality of product and in lieu of rejection of the shipment should be recorded as a reduction of revenue in accordance with FASB ASC 605. Please revise the financial statements and disclosures as appropriate or advise.

Response to Comment 10:  Please be advised that the Company has updated its financial statements to the three and nine-month periods ended December 31, 2013 and has incorporated responses to your comments to the updated financial statements. Accordingly, the restatement of the income statement as of December 31, 2013 included in the Note 14 Restatement has been revised to record the $650,000 as a reduction in revenue.

Securities and Exchange Commission
Attn: John Reynolds, Assistant Director
February 18, 2014

Statements of Cash Flows for the Six Months Ended September 30, 2013 and 2012

Comment 11.
We note you restated your statement of cash flows for the six months ended September 30, 2013 to comply with prior comment 14. Please revise to label the related statement of cash flow as “restated” and provide the required disclosures. Refer to FASB ASC 250-10-50 for further guidance.

Response to Comment 11:  As stated above, the Company has undated its financial statements to December 31, 2013 and incorporated revisions in response to your comments. The applicable statement of cash flows for the nine months ended December 31, 2013 includes the adjsutments as per your comment.

Exhibits

Comment 12.
Please advise whether Exhibits 10.4, 10.5 and 10.6 are full or summary translations. In addition, it appears the exhibits are missing exhibits, schedules or attachments. Please file the documents in their entirety with your next amendment in accordance with Item 601(b)(10) of Regulation S-K or advise.

Response to Comment 12:  The documents previously included as Exhibits 10.4, 10.5 and 10.6 are full translations of the agreements. A notation to the exhibit description under Item 16 of Part II has been added to indicate that the exhibits are full translations. Please be advised that any reference to attachments made in the agreements were to documents that were to be added to the agreements subsequently as properties are developed and for making arrangements for royalty payments. The only items annexed to the agreements were related to the certification of the identity of the signatories and contain personal information that is not to be disclosed.
Please review Amendment No. 4 to the Company’s Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Jimmy Yee at jimmy@geotechusgroup.com.

Yours truly,

         /S/      Leonard E. Neilson

Leonard E. Neilson

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Attachments
cc:  Jimmy Yee CFO, GEO JS Tech Group Corp